Delisting Determination,The Nasdaq Stock Market, LLC,
January 8, 2010, Gallery of History, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Gallery of History, Inc.
(the Company), effective at the opening of the trading session on January 19, 2010. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(a)(5). The Company was notified of the Staffs determination on December 15, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on December 24, 2009.